Exhibit (a)(1)(I)
AUTONATION, INC.
NOTICE TO HOLDERS OF STOCK OPTIONS
REGARDING THE OFFER TO PURCHASE COMMON STOCK OF AUTONATION, INC.
March 10, 2006
Dear Holders of Stock Options:
As announced in the attached press release, this morning AutoNation commenced an offer to purchase up to 50,000,000 shares of its common stock, $0.01 par value per share, at a price of $23.00 per share, without interest (the “Tender Offer”). The Tender Offer is subject to a number of terms and conditions that are described in the Offer to Purchase and related Letter of Transmittal that are being distributed to stockholders of the Company commencing today. You are receiving this letter because you currently hold AutoNation stock options. This letter provides a brief overview of the Tender Offer and the steps you need to take if you wish to participate.
The Tender Offer is being made to the Company’s stockholders. Because you hold stock options, you may participate in the Tender Offer only if you first exercise your vested stock options and then tender your shares in accordance with the terms and conditions of the Tender Offer documents. You should note that any exercise of your stock options is irrevocable, whether or not the Company purchases your shares pursuant to the Tender Offer. You also should note that we expect the Tender Offer to be oversubscribed, which would mean that we would not accept all of your tendered shares for payment. If you exercise any of your vested stock options, and the Company does not accept the tender of any or all of your shares for any reason, you will not be able to rescind your stock option exercise.
Whether or not you choose to exercise your stock options, and whether or not you choose to participate in the Tender Offer, are entirely your decisions. The Company’s Board of Directors has approved the making of the Tender Offer. However, neither the Company nor its Board of Directors is making any recommendation to you as to whether to exercise your stock options or tender or refrain from tendering your shares. You should review the Offer to Purchase and the related Letter of Transmittal, and consult your own personal advisors, before determining whether to exercise stock options and whether to participate in the Tender Offer. You can obtain a copy of the Tender Offer documents from Innisfree M&A Incorporated, the information agent for the Tender Offer, at (877) 825-8631 (toll-free).

If you need assistance in exercising your vested stock options, please contact Merrill Lynch, the Company’s stock option plan administrator, at 1-877-774-4015. Merrill Lynch can provide you with a summary of your stock option grants, including the grant date, exercise price, vesting dates, number of vested shares and expiration date, and can instruct you as to how to exercise your vested stock options. Information about your stock options also is available on Merrill Lynch’s website at www.benefits.ml.com. You should note that the traditional manner of a “cashless-sell” exercise would not provide you the opportunity to participate in the Tender Offer.
If you do decide to exercise your vested stock options and participate in the Tender Offer, you should be aware that the Tender Offer will expire at 10:00 a.m., New York City time, on Wednesday, April 12, 2006, unless extended by the Company.
THE TENDER OFFER IS NOT BEING MADE TO, NOR WILL TENDERS BE ACCEPTED FROM, OR ON BEHALF OF, HOLDERS OF SHARES IN ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION.